[Letterhead of South State Corporation]

September 1, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 4720

Attention:  Dietrich A. King

Re:            South State Corporation

Registration Statement on Form S-4

File No. 333-219299

Request for Acceleration

Dear Mr. King:

Reference is made to the Registration Statement on Form S-4 (File No. 333-219299) filed by South State Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2017, as amended on August 18, 2017 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m. New York City time on September 6, 2017, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Matthew M. Guest of Wachtell, Lipton, Rosen & Katz at (212) 403-1341 or MGuest@wlrk.com.

Very truly yours,

SOUTH STATE CORPORATION

By:	/s/ John C. Pollok
Name:	John C. Pollok
Title:	Senior Executive Vice President, Chief Financial Officer and Chief Operating Officer

cc:           Wachtell, Lipton, Rosen & Katz

Matthew M. Guest

South State Corporation

Robert R. Hill, President and Chief Executive Officer and Director